SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________
SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
TERREMARK WORLDWIDE, INC.

(Name of Subject Company)
TERREMARK WORLDWIDE, INC.

(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
881448203

(CUSIP Number of Class of Securities)
Adam T. Smith
Chief Legal Officer
Terremark Worldwide, Inc.
One Biscayne Tower
2 South Biscayne Boulevard, Suite 2800
Miami, Florida 33131
(305) 961-3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)
Copies of communications to:

Jaret L. Davis, Esq. Greenberg Traurig, P.A. 333 Avenue of the Americas Miami, Florida 33131 (305) 579-0500	Clifford E. Neimeth, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-9200	Clifford E. Neimeth, Esq. Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, AZ 85016 (602) 445-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Recommendation Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by Terremark Worldwide, Inc., a Delaware corporation (the “Company”), on February 11, 2011 and amended on February 15, 2011 and February 18, 2011. The Recommendation Statement relates to the cash tender offer by Verizon Holdings Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Verizon Communications Inc., a Delaware corporation (“Parent”), described in Purchaser’s and Parent’s Tender Offer Statement on Schedule TO filed with the SEC on February 10, 2011, as amended on February 18, 2011 and February 28, 2011.
     Except as set forth below, the information set forth in the Recommendation Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2.	Identity and Background of Filing Person.
     Item 2, “Identity and Background of Filing Person” is hereby amended and supplemented by deleting the first sentence set forth under the heading “Identity and Background of Filing Person—Permissible Extensions of the Offer” and replacing it in its entirety with the following sentences containing updated information:
     The Offer was initially scheduled to expire at midnight, New York City time, on March 10, 2011. Pursuant to the terms and subject to the conditions of that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of February 28, 2011, among the Company, Purchaser and Parent (“Amendment No. 1” or “Amendment No. 1 to the Merger Agreement”), the expiration date of the Offer has been extended to midnight, New York City time, on March 21, 2011.

Item 4.	The Solicitation or Recommendation.
     Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following paragraph immediately following the first paragraph set forth under the heading “The Solicitation or Recommendation—Recommendation of the Board of Directors”:
     At a meeting held on February 28, 2011, the Board of Directors unanimously, by those directors present and attending and constituting a quorum, (1) determined that Merger Agreement, as amended by Amendment No. 1 thereto, is advisable, (2) determined that the Merger Agreement, as amended by Amendment No. 1 thereto, and the transactions contemplated thereby, including the amendments to the Offer and the Merger implemented pursuant to Amendment No. 1 to the Merger Agreement, taken together, are fair to and in the best interests of the Company and Stockholders and (3) approved Amendment No. 1 to the Merger Agreement and the transactions contemplated thereby.
     Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the sixteenth paragraph set forth under the heading “The Solicitation or Recommendation—Background of the Offer and Merger; Reasons for the Recommendation—Background of the Offer and Merger—Commercial Partnering Arrangements with Parent and Events Leading to the Merger Agreement” and replacing it in its entirety with the following paragraph containing additional information:
     After further discussion about the Company’s outlook and prospects and the potential for an acquisition by the Company to materially enhance revenue growth and Stockholder value, including a review of an analysis delivered by Credit Suisse at the request of management, the Board authorized management to inform Parent that Parent’s price proposal could not be a basis for any substantive sale transaction discussions. However, the Board authorized Mr. Medina to further inform Parent that the Company would be willing to engage in a preliminary dialogue with management at Verizon regarding a potential sale transaction, provided that Parent was willing to (i) respond with a firm offer price in excess of $16.00—$18.00, (ii) outline an exploratory and due diligence process that was not disruptive to management and execution of the Company’s business generally and (iii) clarify in detail, to the Board’s satisfaction, Parent’s contemplated transaction structure and timing.
     Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting a new twenty-seventh paragraph under the heading The Solicitation or Recommendation—Background of the Offer and Merger; Reasons for the Recommendation—Background of the Offer and Merger—Commercial Partnering Arrangements with Parent and Events Leading to the Merger Agreement”:
     In late December 2010 and early January 2011, the Company and its representatives received oral communications from parties responding to apparent market rumors that the Company was engaged in discussions concerning a possible sale of the Company or other extraordinary transaction, including an investment bank expressing interest in advising the Company in any such transaction and a telecommunications company inquiring as to the validity of such rumors. Consistent with its policy of not responding to rumors and its obligations under the Confidentiality Agreement the Company had executed with Verizon, the Company’s representatives did not respond to these parties, and no further communications were received from such parties.
     Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the third paragraph set forth under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Selected Public Company Analysis” and replacing it in its entirety with the following paragraph containing additional information:
     Credit Suisse reviewed, among other things, various trading multiples for the Company and the other selected companies using closing stock prices as of January 25, 2011 and information it obtained from management estimates, public filings, publicly available research analyst estimates (with respect to the other selected companies) and other publicly available information.
     ** THE FIRST TABLE APPEARING ON PAGE 38 OF THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED WITH THE SEC ON FEBRUARY 11, 2011 REMAINS UNCHANGED **
     Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the fourth paragraph set forth under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Selected Public Company Analysis” and replacing it in its entirety with the following paragraph containing additional information:
     Based upon Credit Suisse’s review of the Company and the other selected public companies, Credit Suisse then applied a range of multiples of 10.0x to 13.0x to estimated calendar year 2011 (“CY 2011E”) adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”), to corresponding financial data for the Company, using financial estimates provided by the Company’s management. The adjustments to EBITDA performed by Credit Suisse in its analysis consist of, among other items, non-recurring charges and share-based payments of the Company. The growth adjusted EBITDA multiple for calendar year 2010 (“CY 2010”) is derived from the adjusted EBITDA multiple for such year divided by the CY 2010 to calendar year 2012 adjusted EBITDA growth, while the growth adjusted EBITDA multiple for CY 2011E is derived from the adjusted EBITDA multiple for such year divided by the calendar year 2011 to calendar year 2013 adjusted EBITDA growth. The selected multiple range was chosen based on Credit Suisse’s experience and judgment after reviewing the selected companies and their corresponding multiples taken as a whole and do not reflect separate or quantifiable judgments regarding individual multiples or companies. This analysis indicated the following implied per share equity reference range for the Company, as compared to the Per Share Consideration to be received by the Stockholders in the Transaction:

     ** THE SECOND TABLE APPEARING ON PAGE 38 OF THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED WITH THE SEC ON FEBRUARY 11, 2011 REMAINS UNCHANGED **
     Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the second paragraph set forth under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” and replacing it in its entirety with the following paragraph containing additional information:
     Credit Suisse calculated a range of estimated terminal values for the Company of $2.394 billion to $3.033 billion by applying a range of trailing LTM terminal EBITDA multiples of 7.5x to 9.5x to 2015E calendar year estimated EBITDA. The estimated free cash flows and terminal values were then discounted to present value using discount rates ranging from 8.00% to 11.00%. The range of terminal EBITDA multiples were selected by Credit Suisse based on Credit Suisse’s experience in the valuation of businesses and securities and Credit Suisse’s familiarity with the Company and its business. The range of discount rates were selected by Credit Suisse based on the weighted average cost of capital of the Company and based on Credit Suisse’s experience in the valuation of businesses and securities and Credit Suisse’s familiarity with the Company and its business.
     Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the first paragraph set forth under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Other Factors” and replacing it in its entirety with the following paragraph containing additional information:
     In rendering its fairness opinion, Credit Suisse also reviewed and considered other factors, including:
•	Publicly available equity research analysts’ price targets for the Company (which consisted of 18 publicly available analyst price targets with six to eighteen month price targets ranging from $9.60 to $18.00).

•	The high and low trading prices of the Shares during the 52-week period ended January 25, 2011.
     Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by deleting the first paragraph set forth under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Other Matters” and replacing it in its entirety with the following paragraph containing additional information:
     The Company engaged Credit Suisse as its exclusive financial advisor in connection with the Transaction. The Company selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with the Company and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. For services rendered in connection with the delivery to the Board of Directors of its opinion that, as of January 27, 2011 and subject to the assumptions and qualifications set forth therein, the Offer Price and the Merger Consideration was fair to Stockholders from a financial point of view, the Company paid Credit Suisse an investment banking fee upon delivery of its opinion of $2,000,000 (the “Opinion Fee”). Additionally, the Company will pay Credit Suisse a fee of $15,000,000 (the “Base Fee”) for advisory services in connection with the Merger, which is contingent upon consummation of the

Merger; provided, however, that the Company would be obligated to pay Credit Suisse the Base Fee upon consummation of the Offer if more than 80% of the Shares outstanding are validly tendered, accepted for payment and paid for in the Offer. If the per Share consideration in the Merger, the Offer or any similar transaction involving the Company exceeds $19.00, then the Company will pay Credit Suisse an additional fee equal to 0.72% of the incremental portion of such increase in consideration in excess of $19.00, which fee is contingent upon the closing of such transaction (the “Additional Fee” and together with the Base Fee, the “Transaction Fee”). The Opinion Fee will be fully creditable against the Transaction Fee. The Company also agreed to reimburse Credit Suisse for its reasonable and customary expenses, including the reasonable fees and expenses of one firm of outside legal counsel, resulting from or arising out of the Company’s engagement of Credit Suisse in respect of the Offer and the Merger, and the Company will indemnify Credit Suisse for liabilities relating to, or arising out of, its engagement, including liabilities arising under federal securities laws.

Item 8.	Additional Information.
     Item 8, “Additional Information” is hereby amended and supplemented by deleting the last two sentences set forth under the heading “Additional Information—Litigation” and replacing them in their entirety with the following sentence and paragraphs containing updated information:
     The Delaware Court scheduled a hearing on the Delaware plaintiff’s application for a preliminary injunction to enjoin consummation of the transaction for Wednesday, March 2, 2011.
     On February 28, 2011, the Company announced that the Company, Parent and Purchaser entered into a memorandum of understanding (“MOU”) providing for the settlement of all eight lawsuits.
     Under the MOU, the settlement would resolve the allegations by all plaintiffs against all defendants in connection with the Merger Agreement, and any disclosures related to the transactions contemplated thereby, and, pending approval of the Delaware Court of Chancery and dismissal of the various Florida state and federal court actions, provide for a release by the putative class of the Company’s stockholders of all claims against all defendants and certain related persons in connection with the Merger Agreement and the transactions contemplated thereby.
     Pursuant to the MOU, the parties thereto will use their best efforts, in good faith, to promptly enter into a definitive stipulation of settlement (“Definitive Settlement”), which will require approval by the Delaware court and provide for the dismissal of all of the pending lawsuits with prejudice. There can be no assurance that the parties will ultimately enter into a Definitive Settlement or that such courts will approve and/or dismiss the same. In such event, the settlement as contemplated by the MOU would be of no further force and effect.
     The Company and the other defendants vigorously deny all allegations of wrongdoing, fault, liability or damage to plaintiffs and the putative class of the Company’s stockholders, and specifically deny any wrongdoing, violation of law or breach of fiduciary duty in connection with the Merger Agreement and the transactions contemplated thereby and all public filings and disclosures made in connection therewith.
     The Company and the other defendants further specifically deny that any of the supplemental disclosures being made in accordance with the MOU are required to be disclosed under federal securities laws, state corporate law or under any other applicable rule, statute, regulation or law, and expressly disclaim that the making of such supplemental disclosures in any way suggests or constitutes any admission that any such disclosures are material to a stockholder of the Company’s decision whether and when to tender shares in the Offer by Purchaser. If the Definitive Settlement is not approved, the Company and the other defendants will continue to vigorously defend against the allegations set forth in the actions.

     Pursuant to the MOU, the Company, Parent and Purchaser agreed to amend the Merger Agreement to (i) extend the initial expiration date of the tender offer from March 10, 2011 to March 21, 2011, (ii) eliminate the Company’s so-called “force-the-vote” covenant contained in Section 5.4(c) of the Merger Agreement (see “Additional Information—Elimination of the Force-the-Vote Covenant Under Certain Circumstances,” below), (iii) reduce the termination fee payable to Parent from $52,500,000 to $40,000,000 and (iv) eliminate Purchaser’s right to exercise the Top-Up Option contained in Section 1.4 of the Merger Agreement (see “Additional Information—Elimination of the Top-Up Option,” below).
     Pursuant to the MOU, the Delaware plaintiff has agreed not to seek an injunction at the hearing scheduled for March 2, 2011.
     Item 8, “Additional Information” is hereby amended and supplemented by inserting the following headings and paragraphs immediately following the last paragraph set forth under the heading “Additional Information—Litigation”:
     Elimination of the Force-the-Vote Covenant Under Certain Circumstances.
     The effect of the elimination of the so-called “force-the-vote” covenant (contained in Section 5.4(c) of the Merger Agreement, as amended pursuant to Amendment No. 1 thereto and described above under the heading “Additional Information—Litigation”) is to provide that, in the case of any “company adverse recommendation change” where the Merger Agreement has not otherwise been terminated pursuant to Section 7.1 thereof (including in the case of any fiduciary termination for a superior proposal contemplated by Section 7.1(c)(ii) of the Merger Agreement) that occurs: (i) after any “offer termination” (where no Shares have been accepted for payment or paid for by Purchaser in the Offer) or (ii) after the Offer Closing (where Purchaser has, in accordance with the terms and subject to the conditions of the Offer, accepted for payment and paid for a majority of the outstanding Shares calculated on a fully-diluted basis), then Parent and Purchaser will have no right to require the Company to call a special meeting of Stockholders to vote on the adoption of the Merger Agreement.
     Elimination of Top-Up Option.
     Pursuant to Amendment No. 1 to the Merger Agreement, the Company, Parent and Purchaser agreed that, notwithstanding the provisions of the Merger Agreement regarding the Top-Up Option (as described in “Item 2. Identity and Background of Filing Person—Top-Up Option and Subsequent Offering Period”), neither Parent nor Purchaser will exercise the Top-Up Option under any circumstances and the Company will not under any circumstances issue to Parent or to Purchaser any Top-Up Shares. The elimination of the Top-Up Option (implemented pursuant to Amendment No. 1 to the Merger Agreement) means that, in order for the Merger to be completed without a meeting or vote of Stockholders pursuant to Delaware’s “short-form” merger statute, Parent, Purchaser and any of their respective affiliates would need to own not less than 90% of the outstanding Shares following the Offer Closing and the consummation of any “subsequent offering period” (if conducted by Purchaser). Otherwise, to consummate the Merger, the Company will need to establish a record date for, call and convene a special meeting of Stockholders to obtain the vote of such holders with respect to the adoption of the Merger Agreement. All references to the Top-Up Option, the Top-Up Shares and the promissory note in “Item 2. Identity and Background of Filing Person—Top-Up Option and Subsequent Offering Period,” “Item 2. Identity and Background of Filing Person—The Merger,” “Item 8. Additional Information—Top-Up Option” and “Item 8. Additional Information—Appraisal Rights” are qualified by reference to the immediately preceding sentence.

Item 9.	Exhibits.
     Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibits:
     “(a)(10) Press release, dated February 28, 2011, issued by the Company announcing its omnibus settlement with putative class action plaintiffs regarding its acquisition by Parent (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 1, 2011 and incorporated by reference herein).”
     “(e)(11) Amendment No. 1 to Agreement and Plan of Merger, dated February 28, 2011, among the Company, Parent and Purchaser (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 1, 2011 and incorporated by reference herein).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2011	TERREMARK WORLDWIDE, INC.
	By:	/s/ Adam T. Smith
Adam T. Smith
Chief Legal Officer